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Allison Fumai
Partner

Allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

January 27, 2026

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Kalkidan Ezra, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant”) (File No. 333-104972; 811-21339)

Dear Ms. Ezra:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the DAP Class of the Treasury Securities Portfolio (the “Fund”), filed with the Securities and Exchange Commission on December 5, 2025. The Registrant has considered your comments and has authorized us to make responses, changes and/or acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.          Please complete all empty or bracketed fields.

Response 1. The Registrant confirms that all empty or bracketed fields will be completed in a further amendment to the registration statement.

Comment 2.          Cybersecurity and Technology Risk is included under the Item 9 risks of the Fund but is not included under the Item 4 risks of the Fund. To the extent that Cybersecurity and Technology Risk is a principal risk of investing in the Fund, please consider including this risk factor in the Item 4 Principal Risks section.

Response 2. The Registrant respectfully acknowledges your comment; however, the Registrant believes that Cybersecurity and Technology Risk is not a principal risk of investing in the Fund. The Registrant believes that the placement of Cybersecurity and Technology Risk in the Item 9 Additional Information About Fund Investment Strategies and Related Risks section is currently appropriate.

January 27, 2026 Page 2

Comment 3.          In the Purchase and Sale of Fund Shares section, the Fund’s prospectus states, “[a]lthough the Fund does not currently employ blockchain technology or invest in crypto or digital assets, DAP Class shares are expected to be purchased and held primarily through Financial Intermediaries that intend to use blockchain technology to maintain a record or a mirror record of share ownership for their customers.” Please supplementally explain the meaning of this disclosure and consider revising the disclosure as applicable. Please also explain whether the Fund anticipates tokenizing the DAP Class and whether the Fund intends to obtain reserve assets for stablecoin issuers.

Response 3.      DAP Class shares are expected to be purchased and held primarily through certain authorized third-parties, such as broker-dealers or other financial intermediaries that have entered into a selling agreement with the Fund’s distributor (each, a “Financial Intermediary”). The Registrant understands that certain Financial Intermediaries intend to use blockchain technology to maintain a record of share beneficial ownership for their customers, either in addition to (i.e., secondary) or instead of a more traditional book-keeping. Neither the Registrant nor its adviser or distributor would have direct visibility into the specific process by which a Financial Intermediary would incorporate blockchain or similar technologies into its operations (similar to other recordation systems used by intermediaries that maintain omnibus positions with mutual funds).

The Registrant respectfully acknowledges your comment; and the Registrant respectfully declines to implement any changes in response to this comment.

The Registrant confirms that the Fund does not currently anticipate tokenizing the DAP Class shares directly and the Fund does not currently intend to serve as an eligible reserve asset for stablecoin issuers.

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January 27, 2026 Page 3

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai
Allison Fumai